11/28/14

[redacted]

14041929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
NOV 26 2014
Wash., DC
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder *

REPORT FOR THE PERIOD BEGINNING 10/01/13 AND ENDING 09/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue, Building 6
(No. and Street)

Hamden CT 06518
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Cooper (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road Vernon CT 06066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2013

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014 AND 2013

Contents

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M
Ricky A. Frimpong, CPA, CGMA
Lisa M. Wills, CPA

John C.A. Chick, CPA – Consultant

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CFS Securities, Inc..

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Corporation) as of September 30, 2014 and 2013, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc.** as of September 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pue, Chick, Leibowitz & Blezard LLC

Certified Public Accountants

Vernon, Connecticut
November 21, 2014

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 96,389	$ 156,136
Commissions receivable - allowable	32,021	32,150
Commissions receivable - unallowable	9,474	15,549
Prepaid expenses	3,685	4,813
Total Current Assets	141,569	208,648
FIXED ASSETS		
Equipment	15,523	15,523
Accumulated depreciation	(13,533)	(12,435)
Net Book Value	1,990	3,088
OTHER ASSET		
Note receivable - officer	55,135	-
Investments	39,587	35,070
Total Other Asset	94,722	35,070
TOTAL ASSETS	$ 238,281	$ 246,806

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
(Continued)
SEPTEMBER 30, 2014 AND 2013

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable	$ 4,608	$ 11,027
Accrued retirement plan	9,416	33,972
Deferred taxes	7,000	7,600
Due to Cooper Financial Services, Inc.	38,115	8,566
Total Current Liabilities/Total Liabilities	59,139	61,165
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	164,301	173,355
Accumulated other comprehensive income - Net unrealized gain on investment (net of tax)	4,841	2,286
Total Stockholder's Equity	179,142	185,641
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 238,281	$ 246,806

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014		2013	
	Amount	Percent	Amount	Percent
REVENUE AND OTHER INCOME				
Commissions and fees	$ 293,869	83.6%	$ 323,229	77.7%
Administrative fees	55,734	15.9%	60,928	14.6%
Realized gains on investments	-	0.0%	30,026	7.2%
Interest income	1,658	0.5%	2,026	0.5%
Total Revenue and Other Income	351,261	100.0%	416,209	100.0%
OPERATING EXPENSES	361,615	102.9%	428,092	102.9%
LOSS BEFORE TAX	(10,354)	-2.9%	(11,883)	-2.9%
INCOME TAX BENEFIT	(1,300)	-0.4%	(7,193)	-1.7%
NET LOSS	(9,054)	-2.5%	(4,690)	-1.2%
OTHER COMPREHENSIVE INCOME, NET OF TAX				
Unrealized gain on available for sale securities	2,555	0.7%	2,286	0.5%
COMPREHENSIVE INCOME	$ (6,499)	-1.8%	$ (2,404)	-0.7%

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

		Common Stock					
		Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance	**October 01, 2012**	1,000	$ 10,000	$ -	$ 178,045	$ 24,441	$ 212.486
	2013 Net loss	-	-	-	(4,690)	-	(4,690)
	2013 Reclassification to earnings, net of tax	-	-	-	-	(24,441)	(24,441)
	2013 Unrealized gain, net of tax	-	-	-	-	2,286	2,286
Balance	**September 30, 2013**	1,000	10,000	-	173,355	2,286	185,641
	2014 Net loss	-	-	-	(9,054)	-	(9,054)
	2014 Unrealized gain, net of tax	-	-	-	-	2,555	2,555
Balance	**September 30, 2014**	1,000	$ 10,000	$ -	$ 164,301	$ 4,841	$ 179,142

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (9,054)	$ (4,690)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,098	1,319
Change in deferred taxes	(600)	(7,193)
Realized gains on investments	-	(30,026)
(Increase) decrease in:		
Commission receivables	6,204	3,617
Prepaid expenses	1,128	2,046
Increase (decrease) in:		
Accounts payable	(6,419)	9,765
Accrued retirement plan	(24,556)	1,857
Due to Cooper Financial Services, Inc.	29,549	(36,712)
Net cash used in operating activities	(2,650)	(60,017)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	(2,542)
Sales of securities	-	176,201
Purchase of securities	(1,962)	(32,313)
Issuance of note receivable	(60,385)	-
Payment on note receivable	5,250	-
Net cash (used in) provided by investing activities	(57,097)	141,346
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(59,747)	81,329
CASH AND CASH EQUIVALENTS - Beginning	156,136	74,807
CASH AND CASH EQUIVALENTS - Ending	$ 96,389	$ 156,136

See accompanying notes and report of independent registered public accounting firm

1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Business

CFS Securities, Inc. (Corporation) is a Connecticut Corporation located in Hamden, Connecticut, established as a broker-dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is currently registered as a broker-dealer in 12 jurisdictions. The Corporation conducts securities business in the following areas: mutual fund retailer, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Corporation provides broker-dealer services as introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. While the corporation receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc., a related party affiliated by common ownership.

b) Basis of Presentation

The Corporation uses the accrual method of accounting for financial statement purposes.

c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all investments in liquid time accounts purchased with original maturities of three months or less to be cash equivalents.

d) Commissions Receivable

Commissions receivable consists of revenues due from investment and insurance companies earned by the Corporation representatives on which the investment and insurance companies have not paid the Corporation as of year-end.

The Corporation carries its receivable at net realizable value. On a periodic basis, the Corporation evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore an allowance is not needed.

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

e) Fixed Assets

All property and equipment is stated at cost. Major renewals, additions, and betterments are capitalized to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

f) **Investments**

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined using the average cost method, are included in earnings.

g) **Advertising Costs**

The Corporation expenses advertising costs as they are incurred.

h) **Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Corporation files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting.

Management of the Corporation evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America (U.S. GAAP). As of September 30, 2014 and 2013, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Corporation's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2014 and 2013, the Corporation's federal and state tax returns generally remain open for examination for three years from the date filed.

i) **Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

j) **Fair Value Measurement**

In accordance with U.S. GAAP, the Corporation classifies its investments in accordance with U.S. GAAP fair value hierarchy: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

k) **Fair Value Measurement** - continued

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

l) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 21, 2014, which represents the date the financial statements were available to be issued.

m) **Reclassifications**

Certain reclassifications have been made to the September 30, 2013 financial statements to conform to the September 30, 2014 financial statement presentation.

2) **NET CAPTAL REQUIREMENT**

The Corporation is subject to the Securities and Exchange Commission Uniform Net capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits.

3) **INVESTMENTS**

The Corporation's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. As of September 30, 2014 and 2013, total investments, at fair value, of $39,587 and $35,070 respectively, were classified as Level 1 investments. As of September 30, 2014 and 2013, the cost basis of those investments was $33,446 and $32,184, respectively.

4) **INCOME TAX**

The income tax benefit of $(1,300) and $(7,193) for the years ended September 30, 2014 and 2013, respectively, is solely a result of deferred tax consequences.

Net deferred tax liabilities of $7,000 and $7,600 at September 30, 2014 and 2013, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

4) **INCOME TAX** - Continued

	2014	2013
Deferred tax assets:		
Federal net operating loss carry forward	$ 1,300	$ 900
State net operating loss carryforward	900	500
Accounts payable	1,000	2,500
Total deferred tax assets	3,200	3,900
Deferred tax liabilities:		
Accounts receivable	9,500	10,900
Net unrealized gain on investment	700	600
Total deferred tax liability	10,200	11,500
Net deferred tax liability	$ 7,000	$ 7,600

5) **CONCENTRATIONS**

The Corporation maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management of the Corporation believes that it is not exposed to any significant credit risk on its bank deposits.

The Corporation relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker-dealer, the Corporation receives fees on investments from various sources made by the clients of Cooper Financial Services, Inc. During the years ended September 30, 2014 and 2013, the Corporation received 68% and 73%, respectively, of commissions from one source.

6) **RETIREMENT PLAN**

The Corporation sponsors a 401(k) profit sharing plan effective April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing. Retirement plan contributions were $9,416 and $33,972 for the years ended September 30, 2014 and 2013, respectively.

7) **LEASES AND RELATED PARTIES**

Mr. Lawrence Cooper, the sole stockholder of the Corporation owns 100% of Cooper Financial Services, Inc. (Cooper), a company affiliated by common ownership. As discussed in Note 1, Cooper is the only registered investment advisor providing income to the Corporation.

On January 1, 2012, the Corporation and Cooper entered into a Common Paymaster Agreement for salaries. As outlined in the Agreement, Cooper is the disbursing entity and the Corporation is the reimbursing entity. During the years ended September 30, 2014 and 2013, salaries expense was $113,103 and $219,907, respectively. As of September 30, 2014, amount due to Cooper was $38,115 and $8,566, respectively.

On June 6, 2014, the Corporation loaned money to the sole owner. The loan was evidenced by a promissory note from the sole owner to the Corporation. The loan which is unsecured bears interest at the rate of 2.00% per annum and a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan.

The Corporation leases office space from Cooper under a month to month lease arrangement. The annual rental expense was $8,400 and $11,200 for the years ended September 30, 2014 and 2013, respectively. The Corporation reimbursed Cooper for office expenses of $17,304 and $18,140 during the years ended September 30, 2014 and 2013, respectively. The Corporation, having common ownership with Cooper Financial Services, Inc. is covered under the Cooper Financial Services, Inc. retirement plan and insurance policies.

During the year ended September 30, 2014, the Corporation was involved in litigation with a related party that was settled as of the date of this report. Included in professional fees for the year ended September 30, 2014, is approximately $96,000 related to this litigation.

8) **SUPPLEMENTAL SCHEDULES REQUIRED UNDER RULE 15c3-3**

The Corporation claims exemption k(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Corporation does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

CFS SECURITIES, INC.
SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014		2013	
	Amount	Percent	Amount	Percent
OPERATING EXPENSES				
Professional fees	$ 129,156	36.8%	$ 36,143	8.7%
Officer's salary	113,103	32.2%	219,907	52.8%
Commissions	36,046	10.3%	29,463	7.1%
Office expenses	19,377	5.5%	26,332	6.3%
Auto expense	15,580	4.4%	16,649	4.0%
Insurance	15,253	4.3%	25,310	6.1%
Retirement plan	9,416	2.7%	33,972	8.2%
Rent	8,400	2.4%	11,200	2.7%
Licenses, dues and subscriptions	7,114	2.0%	13,462	3.2%
Payroll taxes	4,986	1.4%	10,707	2.6%
Depreciation	1,098	0.3%	1,319	0.3%
Other taxes	744	0.2%	1,538	0.4%
Meals and entertainment	563	0.2%	1,439	0.3%
Interest expense	472	0.1%	-	0.0%
Sales promotion	262	0.1%	651	0.2%
Travel	45	0.0%	-	0.0%
TOTAL OPERATING EXPENSES	$ 361,615	102.9%	$ 428,092	102.9%

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2014 AND 2013

	2014	2013
Total Assets	$ 238,281	$ 246,806
Less: Total Liabilities	59,139	61,165
Net Worth	179,142	185,641
Less: Non-allowable assets		
Prepaid expenses	3,685	4,813
Fixed assets	1,990	3,088
Commissions receivable - unallowable	9,474	15,549
Note receivable - officer	55,135	-
Total	70,284	23,450
Tentative Net Capital	108,858	162,191
Less adjustments:		
(Discount on Securities)	(5,938)	(5,261)
Net Capital	$ 102,920	$ 156,930

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE III - ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2014

Cash - Checking and Money Market		$ 96,389
Marketable Securities	39,587	
Less 15% Disallowance	5,938	
Total		33,649
Accounts Receivable - Allowable		
American Funds	13,668	
Nationwide	11,742	
Lincoln Life	1,968	
Alliance Bernstein	1,960	
Oppenheimer	1,165	
American General	766	
Putnam	486	
SunAmerica	138	
Pacific Life	65	
Cosworth	54	
Blackrock	8	
RS Invest	1	
Total		32,021
Assets Deemed Allowable		$ 162,059

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 96,389	$ -	$ 96,389
Commissions receivable - allowable	32,021	-	32,021
Commissions receivable - unallowable	9,474	-	9,474
Prepaid expenses	4,070	(385)	3,685
Total Current Assets	141,954	(385)	141,569
FIXED ASSETS			
Equipment	15,523	-	15,523
Accumulated depreciation	(13,533)	-	(13,533)
Net Book Value	1,990	-	1,990
OTHER ASSETS			
Note receivable - officer	60,000	(4,865)	55,135
Investment	39,586	1	39,587
Total Other Assets	99,586	(4,864)	94,722
Total Assets	$ 243,530	$ (5,249)	$ 238,281

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2014

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities:			
Accounts payable	$ 4,608	$ -	$ 4,608
Accrued retirement plan	9,416	-	9,416
Deferred taxes	7,600	(600)	7,000
Note payable - officer	5,250	(5,250)	-
Due to Cooper Financial Services, Inc.	38,115	-	38,115
Total Current Liabilities/Total Liabilities	64,989	(5,850)	59,139
STOCKHOLDER'S EQUITY			
Common stock	10,000	-	10,000
Retained earnings	163,000	1,301	164,301
Accumulated other comprehensive income - Net unrealized gain on investments (net of tax)	5,541	(700)	4,841
Total Stockholder's Equity	178,541	601	179,142
Total Liabilities and Stockholder's Equity	$ 243,530	$ (5,249)	$ 238,281

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2014

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
REVENUE AND OTHER INCOME			
Commissions and fees	$ 293,870	$ (1)	$ 293,869
Administrative fees	55,734	-	55,734
Realized gains (losses) on investment	3,255	(3,255)	-
Interest income	1,658	-	1,658
Total Revenue and Other Income	354,517	(3,256)	351,261
OPERATING EXPENSES			
Professional fees	129,156	-	129,156
Officer's salary	113,103	-	113,103
Commissions	36,046	-	36,046
Office expenses	19,418	(41)	19,377
Auto expense	15,580	-	15,580
Insurance	15,253	-	15,253
Retirement plan	9,416	-	9,416
Rent	8,400	-	8,400
Licenses, dues and subscriptions	7,114	-	7,114
Payroll taxes	4,986	-	4,986
Depreciation	1,098	-	1,098
Other taxes	744	-	744
Meals and entertainment	563	-	563
Interest expense	433	39	472
Sales promotion	262	-	262
Travel	45	-	45
Total Operating Expenses	361,617	(2)	361,615
LOSS BEFORE TAX	(7,100)	(3,254)	(10,354)
INCOME TAX BENEFIT	-	(1,300)	(1,300)
NET LOSS	(7,100)	(1,954)	(9,054)
RETAINED EARNINGS - beginning	175,641	(2,286)	173,355
RETAINED EARNINGS - ending	$ 168,541	$ (4,240)	$ 164,301

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
(Continued)
SEPTEMBER 30, 2014

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 243,530	$ (5,249)	$ 238,281
Less: Total Liabilities	64,989	(5,850)	59,139
Net Worth	178,541	601	179,142
Less: Non-allowable assets			
Prepaid expenses	4,070	(385)	3,685
Fixed assets	1,990	-	1,990
Commissions receivable - unallowable	9,474	-	9,474
Note receivable - officer	60,000	(4,865)	55,135
Total	75,534	(5,250)	70,284
Tentative Net Capital	103,007	5,851	108,858
Less Adjustments:			
(Discount on securities)	(5,938)	-	(5,938)
Net Capital	$ 97,069	$ 5,851	$ 102,920

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust unrealized gain on investments and deferred income taxes.

CFS Securities, Inc.
Member FINRA/SIPC
3190 Whitney Avenue Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) (203) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@cooperfinservices.com

Monday, November 17, 2014

The Exemption Report

We as members of management of CFS Securities, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: 2(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year September 30, 2014 without exception.

Sincerely,

Lawrence Cooper
President and Chief Compliance Officer
CFS Securities, Inc.

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M
Ricky A. Frimpong, CPA, CGMA
Lisa M. Wills, CPA

John C.A. Chick, CPA – Consultant

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CFS Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which **CFS Securities, Inc.** identified the following provisions of 17 C.F. R. § 15c3-3(k) under which **CFS Securities, Inc.** claimed an exemption from 17 C.F. R. § 240.15c3-3, (2)(ii) and **CFS Securities, Inc.** stated that **CFS Securities, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **CFS Securities, Inc.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CFS Securities, Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pue, Chick, Leibowitz & Blezard LLC
Certified Public Accountants

Vernon, Connecticut
November 21, 2014

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com